UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69835

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lanier Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

924 Gainesville Hwy, Ste 230
(No. and Street)

Buford	GA	30518
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Villwock 678-540-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aprio LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Pkwy, Suite 1000	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Villwock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lanier Securities LLC, as of February 27, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member / CCO

Title

DANIEL HUIZAR
NOTARY PUBLIC
Hall County
State of Georgia
My Comm. Expires Dec. 05, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANIER SECURITIES, LLC

**FINANCIAL STATEMENTS
DECEMBER 31, 2017**

LANIER SECURITIES, LLC

TABLE OF CONTENTS

	PAGE
Report of independent registered public accounting firm	2-3
Financial statements:	
Statement of financial condition	4
Statement of operations	5
Statement of changes in member's equity	6
Statement of cash flows	7
Notes to financial statements	8 - 11
Supplementary information:	
Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission	13
Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission	14
Report of independent registered public accounting firm on exemption required by SEC Rule 17a-5(g) for a broker-dealer claiming an exemption from SEC Rule 15c3-3(k)	15
Lanier Securities, LLC exemption report	16



Advisory   Assurance   Tax   Private Client

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Lanier Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lanier Securities, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has significant operating losses and has incurred net losses since its inception. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Aprio, LLP   Five Concourse Parkway, Suite 1000, Atlanta, Georgia 30328   404.892.9651   Aprio.com

Independently Owned and Operated Member of Morison KSi

Supplemental Information

The information contained in pages 13 through 14 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Aprio, LLP

We have served as Lanier Securities, LLC's auditor since 2017.

Atlanta, Georgia

February 22, 2018

LANIER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current assets		
Cash	$	16,980
Billed and unbilled accounts receivable, net of allowance		5,000
for doubtful accounts of $31,727		
Prepaid expenses		3,585
Other current assets		1,746
Total current assets		27,311
Other assets		
Deposits		2,752
Total other assets		2,752
Total assets	$	30,063

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Total current liabilities	$	-
Member's equity		30,063
Total liabilities and member's equity	$	30,063

See accompanying notes to the financial statements

-4-

LANIER SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues		
Investment banking	$	139,495
Other income		27,688
Total revenues		167,183
Expenses		
Compensation and benefits		280,894
Occupancy		16,484
Advertising, marketing and promotions		20,535
Computer and database		3,994
Compliance		16,716
Professional fees		30,605
Office supplies		1,824
Travel, meals and entertainment		12,500
Bad debt expense		31,727
Other expenses		26,037
Total expenses		441,316
Loss on investment		(1,000)
Net loss	$	(275,133)

See accompanying notes to the financial statements

LANIER SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Contributed Capital	Member's Equity	Total
Balance, January 1, 2017	$ 243,000	$ (247,804)	$ (4,804)
Contributions	310,000	-	310,000
Net loss	-	(275,133)	(275,133)
Balance, December 31, 2017	$ 553,000	$ (522,937)	$ 30,063

LANIER SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net loss	$ (275,133)
Adjustments to reconcile net loss to net cash used by operating activities:	
Change in allowance for doubtful accounts	31,727
Loss on investment	1,000
Change in operating assets and liabilities:	
Billed and unbilled accounts receivable	(36,727)
Other current assets	(1,746)
Due from member	100
Deposits	(2,752)
Prepaid expenses	(953)
Deferred revenue	(16,250)
Total adjustments	(25,601)
Net cash used by operating activities	(300,734)
Cash flows from investing activities:	
Purchase of investment	(1,000)
Cash flows from financing activities:	
Proceeds from contributions	310,000
Net increase in cash	8,266
Cash, beginning of year	8,714
Cash, end of year	$ 16,980

See accompanying notes to the financial statements

LANIER SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note A
Summary of Significant Accounting Policies

Nature of Operations:

Lanier Securities, LLC (the "Company") was formed as Legion Securities, LLC, a limited liability company in Florida in February 2016. In August 2016, the Company changed its name to Lanier Securities, LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services and assists domestic and international companies in analyzing capitalization alternatives and accessing the capital markets for debt, equity and equity-related financing.

The Company does not maintain customer accounts.

Liquidity:

The financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred net losses since its inception, with an accumulated deficit of approximately $523,000 as of December 31, 2017. Management anticipates that the Company will continue to incur operating losses. Management's plans with regard to these matters include closing deals with existing customers and seeking additional customers. Although management continues to pursue this plan, there is no assurance that the Company will be successful in obtaining sufficient revenues from its services, financing or equity investments on terms acceptable to the Company. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable, net of the allowance for doubtful accounts.

Note A
Summary of Significant Accounting Policies (Continued)

Billed and unbilled accounts receivable consisted of the following at December 31, 2017:

Accounts receivable	$ 21,727
Unbilled accounts receivable	15,000
Less: allowance for doubtful accounts	(31,727)
	$ 5,000

Revenue Recognition:

Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as the services are performed, or upon consummation of a transaction. Unbilled receivables consist of revenue earned but not yet invoiced. Such amounts are billed during the following month, or as otherwise contractually required.

Discretionary Payments:

Payments to equity and income partners that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income. Payments to the member that are intended as payments on capital accounts are not accounted for as expenses of the Company, but as a reduction in equity.

During the year ended December 31, 2017, discretionary payments to partners totaling $51,250 were recorded as compensation expense, of which no amounts were unpaid at December 31, 2017.

Income Taxes:

The Company is a Limited Liability Company. All income and losses are passed through to the member to be included on the respective income tax return. Accordingly, no provision for federal and state income taxes has been provided for in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions, including its status as a pass-through entity, and has determined that no provision or liability for income taxes is necessary.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, unbilled accounts receivable, prepaid expenses and deposits, are carried at cost, which approximates their fair value because of the short term nature of these assets.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $16,980 which was $11,980 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

Note C
Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note D
Commitments

Operating Leases:

The Company leases office space under noncancelable operating lease agreements expiring on various dates through July 2020.

At December 31, 2017, future minimum lease payments under noncancelable operating leases were as follows:

Year Ending December 31:

2018	$ 18,064
2019	16,611
2020	9,942
	$ 44,617

Rent expense totaled approximately $15,000 for the year ended December 31, 2017. The Company records rent expense based on actual contracted amounts.

Note E
Concentrations

Significant Customers:

A significant customer is defined as one from whom at least 10% of annual investment banking revenue is derived. The Company had investment banking revenue from three customers totaling $125,745, which comprised approximately 90% of investment banking revenues for the year ended December 31, 2017. There were $21,727 and $15,000 outstanding as accounts receivables and unbilled accounts receivable, respectively, at December 31, 2017.

Note F
Subsequent Events

The Company evaluated subsequent events through February 22, 2018, the date when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

LANIER SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL		
Total member's equity	$	30,063
Nonallowable assets		
Billed and unbilled accounts receivable		5,000
Prepaid expenses		3,585
Other current assets		1,746
Deposits		2,752
Total nonallowable assets	$	13,083
NET CAPITAL	$	16,980
COMPUTATION OF NET CAPITAL REQUIREMENT		
Aggregate indebtedness	$	-
Computation of basis net capital requirement		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Capital in excess of minimum requirements	$	11,980
Ratio of aggregate indebtedness to net capital		0.00

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

See report of independent registered public accounting firm and notes to the financial statements

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

See report of independent registered public accounting firm and notes to the financial statements



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Lanier Securities, LLC

We have reviewed management's statements, included in the accompanying exemption letter, in which (1) Lanier Securities, LLC ("the Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the exemption provision) and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Aprio, LLP

Atlanta, GA

February 22, 2018



LANIER SECURITIES LLC EXEMPTION REPORT

Lanier Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2017, the Company claimed an exemption from provision (k)(2)(i) of Rule 15c3-3.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

Lanier Securities, LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Jeffrey Villwock
Managing Member / Chief Executive Officer

924 Gainesville Hwy | Suite 230 | Buford, GA 30518
Office: 678.540.1300 *Mobile:* 404.429.5315
www.LanierSecurities.com